TOTAL NUMBER OF SEQUENTIAL PAGES 6
                                                        -
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4
                                                            -

                                                              File No:333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of May, 2004.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                          Form 20-F x - Form 40-F
                                   ---            ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

                                    Yes     No x
                                       ---    ---

ITEM 1. Filing of Information on Debt Account with the Superintendencia de Valores y Seguros.

          Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to May 31, 2004, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2.      Exhibits

     Exhibit                                                               Page
     Number                         Description                           Number

      99.1          Translation of Information on Debt Account               6

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: June 3, 2004.                                By:  /s/ Roger Ford


                                                   Roger Ford
                                                   Chief Financial Officer

Exhibit 99.1

     FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDING BOND ISSUES

ISSUER: COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY

INFORMATION AS OF:  MAY 31, 2004

-------------------------------------------------------------------------------------------------------------------------------
      NUMBER AND DATE       SERIES              DATE OF         PLACEMENT        INITIAL        FACE AMOUNT         ADJUST-
      OF REGISTRATION                           NOMINAL          EXPIRY        FACE AMOUNT      PLACED AND            MENT
     IN THE SECURITIES                           ISSUE            DATE            PLACED        OUTSTANDING          INDEX
        REGISTRY                                                                  US$              US$
-------------------------------------------------------------------------------------------------------------------------------


        ISSUED IN           UNIQUE           March 25, 1999  March 15, 2006       143,400,000      143,400,000        US$
        NEW YORK
                                             March 25, 1999  March 15, 2006        16,600,000       14,600,000        US$

                                            -----------------------------------------------------------------------------------

                                                 TOTALS                           160,000,000      158,000,000
-------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
    ADJUSTED         INTEREST           PAR       INTEREST       AMORTIZATIONS
   FACE AMOUNT     ACCRUED AND         VALUE       PAID IN           PAID
   OUTSTANDING        UNPAID                      THE MONTH      IN THE MONTH
      KCH$             KCH$             KCH$        KCH$             KCH$
--------------------------------------------------------------------------------


    91,205,268       1,926,395      93,131,663        -              -

     9,285,892         196,132       9,482,024        -              -

--------------------------------------------------------------------------------

   100,491,160       2,122,527     102,613,687        -              -
--------------------------------------------------------------------------------



THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.


ANDRES VICUNA GARCIA-HUIDOBRO
                                            -----------------------------------
       GENERAL MANAGER                                 SIGNATURE



                                               MONTHLY CHANGE
                                    --------------------------------------
                                    EXCHANGE RATE                  636.02
                                    --------------------------------------

                                    --------------------------------------
                                    INTEREST RATE                  9.875%
                                    --------------------------------------